UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025 (Report No. 2)

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Maris-Tech Ltd. (the “Company”) regrets to report that on April 5, 2025, Joseph Gottlieb, a member of the Company’s Board of Directors (the “Board”) since 2021, passed away. The Company is grateful for Mr. Gottlieb’s leadership, dedication and service and extends its deepest condolences to his family and friends.

In light of Mr. Gottlieb’s passing, the size of the Board decreased from five directors to four, effective as of April 5, 2025.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: April 7, 2025	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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